Exhibit 99.1

FOR IMMEDIATE RELEASE

For Further Information:

Howard N. Feist
Chief Financial Officer
(609) 584-3586

CONGOLEUM CORPORATION REPORTS THIRD QUARTER RESULTS

MERCERVILLE, NJ, November 11, 2009 – Congoleum Corporation (OTC: CGMCQ) today reported its financial results for the third quarter ended September 30, 2009. Sales for the three months ended September 30, 2009 were $37.4 million, compared with sales of $46.1 million reported in the third quarter of 2008, a decrease of 19%. The net loss for the quarter was $1.9 million compared to a net loss of $10.1 million in the third quarter of 2008. During the third quarter of 2008, Congoleum recorded a charge of $11.5 million to increase its reserve for costs to complete its asbestos related reorganization. Net loss per share was $0.23 in the third quarter of 2009 compared to a net loss of $1.22 per share in the third quarter of 2008.

Sales for the nine months ended September 30, 2009 were $106.8 million, compared with sales of $140.1 million in the first nine months of 2008. The net loss for the first nine months ended September 30, 2009, was $7.0 million, or $0.84 per share, versus a net loss of $8.2 million, or $1.00 per share, in the first nine months of 2008. The net loss in 2008 included the $11.5 million charge for reorganization costs.

Roger S. Marcus, Chairman of the Board, commented “Demand for our products in the third quarter remained very weak, but did not deteriorate further.  Our third quarter sales were close to the level of the second quarter, and it continues to appear that market conditions have bottomed out but not begun any meaningful recovery.”

“Our third quarter financial results were adversely affected by two significant factors in addition to the low level of sales.  First, we reduced our inventories by $6 million during the third quarter, which improved our cash position but reduced our gross profit by about $2 million due to the lack of production volume to absorb fixed manufacturing overhead.  Second, our expenses include $900 thousand in incremental pension expense resulting from the decline in investment values during 2008.  Without the impact of these two items, we would have been profitable for the quarter, thanks to the cost reduction steps we have taken to reduce our breakeven.”

Mr. Marcus continued, “Despite the market outlook suggesting continuing soft demand, we are taking actions that we hope will improve our sales in 2010.  We recently introduced a new sheet product line that has generated interest and orders exceeding our expectations, and we believe this line could have a more positive impact in 2010 than we had originally planned.  We are also finalizing two additional major product introductions, one to take place in the first quarter of 2010 and the second in the following quarter.  With the help of these three new products, we hope to achieve improved results in 2010 even if the economy remains flat.”

“I am also pleased to report that we have agreed with our debtor-in-possession lender, subject to court approval, to amend our debtor-in-possession credit facility to extend it through June 30, 2010 and to provide an additional $5 million in liquidity.  We expect court approval of this amendment shortly.”

 “As an update on our reorganization proceedings, we filed a new plan and disclosure statement with the District Court on October 22, 2009.  A hearing on the adequacy of the disclosure statement is scheduled for December 7, 2009 and a confirmation hearing is scheduled for March 29, 2010.  This latest plan enjoys the support of all creditor committees, and we believe we can emerge from Chapter 11 in the second quarter of 2010.”

Congoleum Corporation is a leading manufacturer of resilient flooring, serving both residential and commercial markets. Its sheet, tile and plank products are available in a wide variety of designs and colors, and are used in remodeling, manufactured housing, new construction and commercial applications. The Congoleum brand name is recognized and trusted by consumers as representing a company that has been supplying attractive and durable flooring products for over a century.

The above news release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These statements can be identified by the use of the words such as "anticipate," "believe," "estimate," "expect," "intend,” "plan," "project" and other words of similar meaning. In particular, these include statements relating to intentions, beliefs or current expectations concerning, among other things, future performance, results of operations, the outcome of contingencies such as bankruptcy and other legal proceedings, and financial conditions. These statements do not relate strictly to historical or current facts. These forward-looking statements are based on Congoleum's expectations, as of the date of this release, of future events, and Congoleum undertakes no obligation to update any of these forward-looking statements.

Although Congoleum believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Any or all of these statements may turn out to be incorrect. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Any forward-looking statements made in this press release speak only as of the date of such statement. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results. Factors that could cause actual results to differ from expectations include: (i) the future cost and timing of estimated asbestos liabilities and payments, (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for the Company for asbestos-related claims, (iii) the costs relating to the execution and implementation of any plan of reorganization pursued by Congoleum, (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge, (v) satisfaction of the conditions and obligations under Congoleum's outstanding debt instruments, (vi) the response from time to time of Congoleum's and its controlling shareholder's, American Biltrite Inc.'s, lenders, customers, suppliers and other constituencies to the ongoing process arising from Congoleum's strategy to settle its asbestos liability, (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms, (viii) timely obtaining sufficient creditor and court approval of any reorganization plan pursued by Congoleum (including the results of any relevant appeals), (ix) compliance with the United States Bankruptcy Code, including Section 524(g), (x) costs of, developments in, and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers, (xi) the possible adoption of another party's plan of reorganization which may prove to be unfeasible, (xii) increases in raw material and energy prices or disruption in supply, (xiii) increased competitive activity from companies in the flooring industry, some of which have greater resources and broader distribution channels than Congoleum, (xiv) increases in the costs of environmental compliance and remediation or the exhaustion of insurance coverage for such expenses, (xv) unfavorable developments in the national economy or in the housing industry in general, including developments arising from the war in Iraq and Afghanistan and from the tightening of credit availability, (xvi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of Congoleum's facilities or distributors, (xvii) product warranty costs, (xviii) changes in distributors of Congoleum's products, and (xix) Congoleum’s interests may not be the same as its controlling shareholder, American Biltrite Inc.  In any event, if Congoleum is not successful in obtaining sufficient creditor and court approval of a plan of reorganization, such failure would have a material adverse effect upon its business, results of operations and financial condition. Actual results could differ significantly as a result of these and other factors discussed in Congoleum's annual report on Form 10-K for the year ended December 31, 2008 and subsequent filings made by Congoleum with the Securities and Exchange Commission.

CONGOLEUM CORPORATION
RESULTS OF OPERATIONS

(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net Sales	$37,359	$46,085	$106,815	$140,948
Cost of Sales	31,872	37,765	90,690	111,866
Selling, General & Administrative Expenses	7,210	7,768	22,907	26,138
Asbestos Related Reorganization Charges	--	11,491	--	11,491

Loss from Operations	(1,723)	(10,939)	(6,782)	(8,547)

Interest (Expense) Income,(net)	8	6	(197)	1,001
Other Income (expense)	(180)	(377)	50	(791)
Net Loss before Income Taxes	(1,895)	(11,310)	(6,929)	(8,337)
Provision/(benefit) for Income Taxes	35	(1,185)	50	(103)
Net Loss	$(1,930)	$(10,125)	$(6,979)	$(8,234)

Net Loss Per Share, Basic & Diluted	$(0.23)	$(1.22)	$(0.84)	$(1.00)

Weighted Average Number of Common Shares Outstanding – Basic & Diluted	8,272	8,272	8,272	8,272
ADDITIONAL FINANCIAL INFORMATION:
Capital Expenditures	$407	$1,242	$1,927	$2,746
Depreciation and Amortization	$2,407	$2,482	$7,242	$7,781

CONDENSED BALANCE SHEET

(In thousands, except per share amounts)
(Unaudited)

	September 30,	December 31,
	2009	2008
ASSETS:

Cash and cash equivalents	$14,069	$15,077
Restricted cash	30,770	29,680
Accounts & notes receivable, net	16,078	13,789
Inventory	24,503	35,814
Other current assets	3,570	3,922
Total current assets	88,990	98,282

Property, plant & equipment (net)	51,205	56,520
Other assets (net)	17,065	17,065
Total assets	$157,260	$171,867

LIABILITIES AND STOCKHOLDERS’ EQUITY:

Accounts payable, accrued expenses & deferred income taxes	$72,304	$80,924
Revolving credit loan – secured debt	12,449	13,994
Liabilities subject to compromise – current	4,997	4,997
Total current liabilities	89,750	99,915

Liabilities subject to compromise	164,033	161,503
Long term debt	--	--
Other liabilities	--	--
Total liabilities	253,783	261,418

Stockholders’ equity (deficit)	(96,523)	(89,551)

Total liabilities & stockholders’ equity	$157,260	$171,867

ADDITIONAL FINANCIAL INFORMATION:
Working Capital	$(760)	$(1,633)
Current Ratio	1.0	1.0